

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 25, 2017

<u>Via E-mail</u>
Mr. Daniel Spiegelman
Executive Vice President and Chief Financial Officer
BioMarin Pharmaceutical, Inc.
770 Lindaro Street
San Rafael, CA 94901

      Re: **BioMarin Pharmaceutical, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2016
               Filed February 27, 2017
               File No. 001-26727

Dear Mr. Spiegelman:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Angela M. Connell

                    Angela M. Connell
                    Accounting Branch Chief
                    Office of Healthcare and Insurance